BC FORM 53-901F

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

Item 1: Reporting Issuer
Augusta Resource Corporation (“Augusta” or the “Company”)
400 - 837 West Hastings Street
Vancouver, B.C. V6C 3N6

Item 2: Date of Material Change
March 3, 2006

Item 3: Press Release
March 6, 2006

Item 4: Summary of Material Change
Augusta announces that it has increased the size of its previously announced brokered private placement to $40,090,000. The increased offering will consist of 21,100,000 Special Warrants at a price of $1.90 per Special Warrant. In addition, the Agents have the option to increase the size of the offering by 10%, or 2,110,000 Special Warrants, to cover oversubscriptions (the “Oversubscription Option”). If the Oversubscription Option is exercised, the Company will issue a total of 23,210,000 Special Warrants for gross proceeds of approximately $44 million. The offering is expected to close on or about March 17, 2006, and the deadline to obtain receipts for a prospectus qualifying the distribution of the shares and warrants underlying the Special Warrants has been extended to April 30, 2006. All of the other terms of the proposed financing remain the same as those disclosed in the Company’s February 10, 2006 news release. Completion of the financing remains subject to regulatory approval.

Item 5: Full Description of Material Change
Augusta announces that it has increased the size of its previously announced brokered private placement to $40,090,000. The increased offering will consist of 21,100,000 Special Warrants at a price of $1.90 per Special Warrant. In addition, the Agents have the option to increase the size of the offering by 10%, or 2,110,000 Special Warrants, to cover oversubscriptions (the “Oversubscription Option”). If the Oversubscription Option is exercised, the Company will issue a total of 23,210,000 Special Warrants for gross proceeds of approximately $44 million. The offering is expected to close on or about March 17, 2006, and the deadline to obtain receipts for a prospectus qualifying the distribution of the shares and warrants underlying the Special Warrants has been extended to April 30, 2006. All of the other terms of the proposed financing remain the same as those disclosed in the Company’s February 10, 2006 news release. Completion of the financing remains subject to regulatory approval.

Item 6: Reliance on section 85 (2) of the Act
This report is not confidential.

Item 7: Omitted Information
No information has been omitted in this regard.

Item 8: Senior Officers
Gil Clausen – President and CEO, Tel: 303-300-0134
Richard W. Warke – Chairman, Donald B. Clark – Chief Financial Officer, Purni Parikh – Corporate Secretary, Tel: 604.687.1717

Item 9: Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this 6th day of March 2006.

/s/ “Purni Parikh”
Name: Purni Parikh
Title: Corporate Secretary